Exhibit 99.1

LION ELECTRIC FILES PRELIMINARY BASE SHELF PROSPECTUS

Lion currently intends to establish an “at-the-market” equity program following issuance of a receipt for the final Base Shelf Prospectus, subject to market conditions

MONTREAL, June 15, 2022 /CNW Telbec/—The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has filed a preliminary short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in all provinces and territories of Canada and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The Base Shelf Prospectus, when made final, will allow Lion and certain of its security holders to qualify the distribution by way of prospectus of up to US$350,000,000 of common shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Shelf Prospectus remains effective.

No distribution of securities under the Base Shelf Prospectus and corresponding registration statement is currently ongoing. Following the issuance of a receipt for the final Base Shelf Prospectus, subject to market conditions, Lion currently intends to file a prospectus supplement to establish an “at-the-market” equity program (“ATM Program”) that would allow the Company to issue and sell up to US$125,000,000 of common shares of the Company from treasury, from time to time, at the Company’s discretion. Consistent with ordinary market practices, sales under the ATM Program would generally be made through agents in existing markets and at prevailing market prices. There can be no assurance as to whether or when the ATM Program may be established.

The specific terms of any offering under the Base Shelf Prospectus and the Registration Statement will be established in a prospectus supplement, which will be filed with the applicable Canadian and U.S. securities regulatory authorities in connection with any such offering.

The Registration Statement has been filed with the SEC but has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final Base Shelf Prospectus and the time the Registration Statement becomes effective. Copies of the preliminary Base Shelf Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws, including the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations and statements relating to the intended establishment of an ATM program, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such risks and uncertainties are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Company’s annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

Investor Relations

Tel : 450.432.5466 ext. 469

ir.lion@thelionelectric.com